REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST 2010 .

Commission File Number 000-53879

COUGAR OIL AND GAS CANADA INC. (formerly Ore-More Resources Inc.)
(Translation of registrant’s name into English)

833 4 th Avenue S.W., Suite 1120 Calgary, Alberta T2P 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On August 13, 2010 Kodiak Energy, Inc filed a 10Q for their consolidated financials which included the Cougar Oil and Gas Canada, Inc  non audited financials for April 1, 2010 to June 30, 2010 on a consolidated basis.

The specific information as relates to Cougar Oil and Gas Canada, Inc are included below.   The reader of the financial information set forth in the following discussion may wish to also read in conjunction with the consolidated financial statements of Kodiak Energy, Inc filed concurrently.

During the six months ended June 30, 2010 the Company reached formal agreement with a Canadian bank for two credit facilities. The first credit facility is a revolving demand loan in the amount of Cdn$1,485,000 bearing an interest rate of prime interest plus 3.5%. The second credit facility is a non-revolving acquisition/development demand loan bearing an annum interest rate of prime plus 3.0%. Under the terms of the Agreement, the two credit facilities are committed for the development of existing proved non-producing /undeveloped petroleum and natural gas reserves. As at June 30, 2010 $1,127,184 of the revolving line was drawn (December 31, 2009 – Nil) There was Nil drawn on the second facility.

The Company has the following liabilities:

June 30, 2010
Amount due to vendor of acquired properties present value of total amount due	$4,086,042
Amount of Discount to be accreted in the future (at 7.5% annually - .0625% per month)	(509,290))
Total Amount Due	3,576,752
Less: Current portion	646,442
Long-term portion	$2,930,310

Current portion of Long-term debt	$646,442
Other short-term debt	798,100
Total short-term debt	$1,444,542

The Company has the right to prepay the vendor loan in full, without penalty, semi-annually commencing March 31, 2010 at a proportionate discount to the original purchase price. The indebtedness is secured by a debenture covering a fixed and floating charge over Cougar's interest in the acquired properties.

During the six months ended June 30, 2010, non cash interest of $139,207 was recorded as interest expense in relation to the discount on the vendor acquired indebtedness.

During the six months ended June 30, 2010 the total amounts owing on the note payable were extinguished as a result of the share exchange with Ore-More.

Cougar Oil and Gas Canada Inc. Stock Option Plan

Cougar Oil and Gas Canada has a stock option plan under which it may grant options to its directors, officers, employees and consultants for up to a maximum of 10% of its issued and outstanding common shares at market price at the date of grant for up to a maximum term of five years. Options are exercisable equally over the first three years of the term of the option.

A summary of options granted and outstanding under the plan is as follows:

June 30, 2010
Weighted average Exercise
Price	Shares
$2.02	35,000
2.38	600,000
$2.36	635,000

Outstanding				Exercisable
Number outstanding at June 30, 2010	Weighted Average remaining Contractual life	Weighted average Exercises Price	Aggregate intrinsic value	Number outstanding at June 30, 2010	Weighted average Exercise price	Aggregate Intrinsic Value
35,000	4.75	2.02	-	-	-	-
600,000	4.92	2.38	-	-	-	-
635,000		2.36		-	-	-

Cougar Energy Inc. Stock Option Plan

Cougar has a stock option plan under which it may grant options to its directors, officers, employees and consultants for up to a maximum of 10% of its issued and outstanding common shares at market price at the date of grant for up to a maximum term of five years. Options are exercisable equally over the first three years of the term of the option.

A summary of options granted and outstanding under the plan is as follows

June 30, 2010
Weighted average Exercise
Price	Shares
$0.65	625,000
1.30	295,000
-	-
0.86	920,000
$0.65	208,336

Outstanding				Exercisable
Number outstanding at June 30, 2010	Weighted Average remaining Contractual life	Weighted average Exercise Price	Aggregate intrinsic value	Number outstanding at June 30, 2010	Weighted average Exercise price	Aggregate Intrinsic Value
625,000	3.54	0.65	-	208,336	0.65	-
295,000	4.34	1.30	-	-	-	-
920,000		0.86		208,336	0.65	-

Cougar Oil and Gas Canada Inc.
Consolidated Balance Sheet
	June 30,	July, 2009
	2010	2009
Assets
Current
Cash	4,923.19	16,360.00
Accounts receivable	526,432.62	75.00
Inter-Company Receivables	0.00
Prepaid expenses and deposits	89,317.77
Total current assets	620,673.58	16,435.00

Goodwill	3,899,147.12	0.00
Property and equipment	11,443,709.28
Total assets	15,963,529.98	16,435.00

Liabilities
Current
Accounts payable and accrued liabilities	1,955,932.26	7,195.00
Operating Line	1,127,183.92
Current debt	1,444,541.53	85,094.00
Inter Company Payables	28,865.46	0.00
Total current liabilities	4,556,523.17	92,289.00

Asset Retirement Obligation	1,224,563.98
Long Term Debt	2,930,309.97
Future income tax liability	0.00	0.00
Total Liabilities	8,711,397.12	92,289.00

Shareholders' Equity
Share capital	9,859,615.07	110,671.00
Cumulative Translation Adj	681,460.33	4,220.00
Retained earnings (deficit)	(3,288,942.54)	190,745.00
Total shareholders' equity	7,252,132.86	75,854.00
Total liabilities and shareholders' equity	15,963,529.98	16,435.00

Cougar Oil and Gas Canada Inc.

Consolidated Statements of Earnings and Retained Earnings

For the three and six month periods ended June 30, 2010(unaudited)	Three Months Ended	Six Months Ended
	Jun 30, 2010	Jun 30, 2010

Revenue
Oil sales	$1,166,225	$2,030,564
Gas sales	-	-
NGL sales	-	-
Other	72,657	72,657
Royalty expense	(224,924)	(365,240)
Alberta Royalty Tax Credit	-
	1,013,958	1,737,981
Expenses
Operating	465,747	768,552
General and administrative	466,980	846,701
Depletion and depreciation	342,881	580,692
Accretion of Asset Retirement Obligation	21,234	43,488
Interest	86,092	162,353
	1,382,934	2,401,786
Earnings before income taxes	(368,976)	(663,805)
Extraordinary (gain)/loss	-	-
Current income taxes	-	-
Future income taxes	-	-
Net earnings (loss)	(368,976)	(663,805)
Retained earnings, beginning of period	(2,919,967)	(2,625,138)
Retained earnings, end of period	$(3,288,943)	$(3,288,943)

FORWARD LOOKING STATEMENTS

 From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by us with the Securities and Exchange Commission. Words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements". Such statements are qualified in their entirety by reference to and are accompanied by the above discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

Management is currently unaware of any trends or conditions other than those mentioned elsewhere in this management's discussion and analysis that could have a material adverse effect on the Company's consolidated financial position, future results of operations, or liquidity. However, investors should also be aware of factors that could have a negative impact on the Company's prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources. These include: (i) variations in revenue, (ii) possible inability to attract investors for its equity securities or otherwise raise adequate funds from any source should the Company seek to do so, (iii) increased governmental regulation, (iv) increased competition, (v) unfavorable outcomes to litigation involving the Company or to which the Company may become a party in the future and, (vi) a very competitive and rapidly changing operating environment. The risks identified here are not all inclusive. New risk factors emerge from time to time and it is not possible for management to predict all of such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

The financial information set forth in the following discussion should be read in conjunction with the consolidated financial statements of Kodiak Energy, Inc. included elsewhere herein.

PLAN OF OPERATION

Oil and Gas Leases and Development Rights

As of June 30, 2010, approximately 4% of our oil and gas leases were held by production, which means that for as long as our wells continue to produce oil or gas, we will continue to own those respective leases.

In the Trout Area, Alberta as of June 30, 2010, we held oil and gas leases on approximately 7,360 gross acres, of which 0 gross acres (0%) are not currently held by production. There are no expiry issues for these leases.

In the Alexander Area, Alberta as of June 30, 2010, we held oil and gas leases on approximately 160 gross acres, of which 0 gross acres (0%) are not currently held by production. There are no expiry issues for this lease.

In the Crossfield Area, Alberta as of June 30, 2010, we held oil and gas leases on approximately 160 gross acres, of which 0 gross acres (0%) are not currently held by production. There are no expiry issues for this lease.

In Lucy, British Columbia as of June 30, 2010, we held oil and gas leases on approximately 1,975 gross acres, of which approximately 1,975 gross acres (100%) are not currently held by production. The Lucy mineral lease was extended as part of an approved Experimental Scheme application to the regulatory agency. The Lucy lease is currently extended indefinitely.

In the Bison Lake area, northern Alberta as of June 30, 2010, we hold oil and gas leases and development rights, by virtue of farm-out agreements or similar mechanisms, on approximately 17,712 gross acres that are still within their original lease or agreement term and are not earned or are not held by production. The farm-in agreement specifies that we are entitled to earn 100% of whatever leases we can extend as a result of drilling and completion operations. The farm-in leases expire in Q3 2010.

We financed the CREEnergy project and Cougar operations, with small private placements with accredited small investors in Canada and Europe as per the regulations, for the first 10 months. Then as the acquisitions presented opportunities, we found a bridge loan and a vendor take back to close the acquisition.  Please read the management discussion posted on the Cougar web site.

Subsequently we reached an agreement with OreMore ( Cougar Oil and Gas Canada, Inc)  who had previously bought the bridge loan (which had been guaranteed by both Cougar and Kodiak) – to merge Cougar Energy into OreMore in exchange for issuing shares of Oremore to Kodiak  and cancelling the bridge loan debt.  Thus we retained the project through ownership of shares of and positions on the Board of Directors of Oremore.

The result was Cougar Oil and Gas Canada.

Kodiak in the agreements has the rights to retain a majority interest in Cougar Oil and Gas Canada going forward by participating in any financing and as Cougar shows success expected both short and long term, we believe that Kodiak will start to see that reflected in the Kodiak share price.

Canada

The Corporation focus has developed into the definitive projects of:

•	Cougar Trout Properties, Alberta (Core Area) – farm-in and acquired lands in the Trout, Kidney and Equisetum fields;
•	CREEnergy Project, Alberta – mineral leases, exploration and development opportunities within the CREEnergy Agreement and several current and proposed Northern Alberta Treaty Land Entitlement Claims;
•	Lucy, British Columbia – Horn River Basin Muskwa shale gas project;
•	and Other Alberta properties.

 The Company expects to finance its future capital expenditure programs and acquisitions with combinations of revenue from current operations, debt instruments, farm-outs, equity financings and divestiture, depending upon what vehicle is appropriate to the capital program/acquisition and the overall market economy. A 6 to 12 month payback will be used to benchmark all such capital programs for financing purposes.

A brief description of the Company’s properties and activities is described below. For a more detail description of the properties to better understands the planned operations –.

 Cougar Trout Properties, Alberta (Core Area)

 The following is a summary of the various properties plan of developments:

Farmin (June 2009) . A 100% working interest  in 28 sections of land in the area of the CREEnergy Project, northwest of Red Earth Creek, Alberta – pay 100% to earn 100% with a 3% gross overriding royalty (GOR) upon earning to the vendor.

Private Company Production and Property Acquisitions (Sept/Oct 2009) . The existing infrastructure and initial production on the acquired properties enables the Company to realize higher netbacks and focus on deploying capital on development work.  This is key to the development work planned.  Additional details include:

•	The existing area field personnel agreed to transfer to Cougar with their many years of hands-on field expertise thereby greatly reducing the risk of downtime due to lack of qualified field personnel.
•	The existing pipeline systems provides direct access to sales of oil products, which results in the access to sales being in the Company’s control and not third party pipeline operator dependent.
•	There are 2 batteries for the handling and treating of oil and the disposal of the produced water. The batteries are capable of handling an estimated 2,500 bbl/d with nominal refit costs.
•	Many of the wells are piped into the batteries to reduce the need for trucking, which is important for the higher water cut wells. These pipelines can be expanded to further lower operating costs.
•	There are 37 wells, which 13 were producing as of December 31, 2009. The 20 suspended wells are workover or recompletion candidates.
•	The produced water can be used for future water floods, which regularly have been shown to add substantial incremental production in the area.

 Metrics for review of progress

As of June 30, 2010, the average production is 205 bbl/d net of light sweet crude oil at an average operating cost of CAD$20.00 to CAD$25.00/bbl.

As of June 30, our overall acquisition costs have dropped from 74K per flowing barrel to $23K per flowing barrel. Low risk development work is adding additional production at $10K to $15K per flowing barrel. Production has increase 63% over previous quarters, Revenue has increased 63% over previous quarters, Operating costs have lowered 30% over previous quarters and operating net backs have increased 58% over previous quarters.

Subsequent Maintenance and Development Programs

Prior to the production and property acquisitions, the Company conducted a detailed review of the properties in public domain petroleum records over last 5 to 7 years and with a comparison to other operators in the area.  The Company’s operations and geological teams have determined a strong potential to increase production through normal maintenance activities. These activities include utilizing existing technologies that have proven success in similar maintenance programs in the area.  Some of these normal maintenance activities include and are not limited to:

•	Acid wash of perforations –
•	Use of enhanced chemical treatment programs to improve inflow – ongoing on all wells
•	Setting of bridge plugs to seal off water –
•	Cleanouts –
•	Re perforating –
•	Drill out plugs and open up previously unproduced zones –
•	Repairs to wells with separated rods –
•	Plug off water sources with no resulting loss of production – ongoing
•	Pump and well site equipment optimization – ongoing
•	Waterflood programs – future
•	Horizontal drilling – future

Continued Development of the Trout Area Through Systematic Operational Controls

As we develop our maintenance program through the Trout Area lands in north central Alberta, we will continue to utilize our economic model to drive efficiency and minimize costs. We will focus our maintenance program on industry best practices and continued technological enhancements to maximize our return on assets and capital deployed.

Consolidate the Trout Area

To further enhance our economies of scale, we intend to be aware of other acquisition opportunities in the area. Consistent with our strategy to improve our financial flexibility, we intend to make acquisitions utilizing either equity and/ or debt instruments.  See subsequent notes re post June 30 developments

Develop Trout Area Assets

We intend to prudently develop this acreage position by redeploying cash flow generated from area operations. We are currently evaluating a series of developmental drilling locations in addition to several step out drilling locations  on land we currently hold, with the goal of adding incremental reserves and cash flow. As we are focused on locations in areas with existing infrastructure, we expect our development plan to have a near-term material impact on our proved reserves and production. We believe investing in this area is the most expedient way for us to improve our financial flexibility and return on capital.

Acquire addition lands through the posting process (see subsequent event note) – as we do geological studies, additional targets within the overall seismic which we purchased covered areas is showing some opportunities – although higher risk, but higher rewards are possible and potentially to add production via the drill bit at $5k to $8K per flowing barrel.

On May 28, 2010, Cougar Energy, closed an asset acquisition with a public company to increase the production and reserve value of the core Trout properties.

The acquisition included additional working interest and a royalty interest in seven Cougar Energy operated wells and a royalty interest in one non-operated well. The acquisition added approximately 9 barrels of net oil production per day and approximately $450,000 of proved reserves (reserve value estimate based on Cougar Energy's Dec. 31, 2009 independent reserve report). The updated ownership and reserve value will be included in the Corporations next independent reserve evaluation.

The purchase price for the acquisition was Cdn $215,000 and was funded from cash flow and Cougar Energy's previously announced credit facilities. The existing revenue and the new revenue from planned work programs will result in an expected payback of less than 12 months.

CREEnergy Project

Current Status

Cougar continues to actively work with CREEnergy as they assist their First Nations communities to achieve the goal of independence though the Treaty Land Entitlement (TLE) claim with the Federal Government of Canada and the Province of Alberta.  Although delayed several times due to regulatory processes, this process is nearing completion.

We endeavor to engage with CREEnergy on a weekly basis through conference calls, status email and other written communication, monthly in person status meetings, and a continual dialogue to foster open communication.

At this time Cougar Energy is under negotiations to vend part of their mineral leases located within the TLE claim to CREEnergy, to provide direct ownership and participation to the communities in the Oil and Gas mineral rights and associated operations. A formal offer has been tendered to CREEnergy and negotiations are ongoing.

This proposed transaction will continue to provide positive growth for the relationship going forward and will provide cash flow opportunities for CREEnergy and thus the communities.

Due to delays in the land claim process, and in order to move Cougar Energy forward in the interim, Cougar looked to other opportunities in the Red Earth area.  .

Lucy, Northern British Columbia

 Cougar Energy, Inc is the operator and 80% working interest owner of a 1,920 acre lease located in Northeastern British Columbia. The Company believes the lease is situated on the southeast edge of the Horn River Basin and the Muskwa Shale gas prospect. Industry continues to show increased interest in this shale gas play with several comparisons of the Muskwa Shale gas potential as an analogue of the Barnett Shale gas potential.

 The prospect is still in the early stages of delineation and no assurance can be given that its exploitation will be successful. Further appraisal work is required before these estimates can be finalized and commerciality assessed.

Depending upon commodity prices – the severe turn down in gas prices over the past year have made natural gas projects difficult to show returns on investment – especially high capital cost project such as the Horn River Basin – despite the very large reserves and recovery rates attributed to the Muskqua shales.   The current $4-$5 gas prices limit the return this project in the short term and thus the financing availability.

 The current intention is to perform the previously planned work programs for the license (as new information and financing becomes available, the plans may be revised).  In lieu of obtaining our own financing, we are actively enlisting JV partners to move the project forward by way of divesting part of our interest.

 Cougar Central Alberta Producing Properties

Private Company Production and Property Acquisition (completed October 1, 2009)

•	2 producing oil properties in the Crossfield and Alexander fields in Central Alberta.
•
100% working interest in the Crossfield property – 1 producing well with single well battery with approximately 5 barrels per day (bbl/d) net production – production continues to be stable with no capital commitment required.

•
55% working interest in the Alexander property – 1 shut in oil well with a single well battery, 1 suspended well. Expected production of approximately 10 bbl/d net production upon restarting shut in oil well after spring break up. – see subsequent event notes

In Summary

The Company plans to aggressively develop and explore its  Cougar assets. A maintenance and development program were planned for and implemented during the winter work season of 2009/2010 and  attained the expected goals on a well by well basis. Subsequent to that constraints due to pumping equipment was mitigated through moving pumpjacks and downhole equipment to better take advantage of the workover programs performed in February and March.   Ongoing maintenance programs will be initiated as cash flow is reinvested.  Drilling programs will be planned for the fourth quarter of 2010 where the seismic data supports the effort and expense and further drilling will be based on the results of the initial wells.

17. SUBSEQUENT EVENTS

In accordance with FASB ASC 855, “Subsequent Events,” the Company has evaluated subsequent events through the date of filing.

On July 7, 2010, Cougar Oil and Gas Canada, Inc, a majority owned subsidiary of the Company acquired 2,176 hectares or 5,377 acres of mineral rights in Alberta, Canada.  The mineral rights are immediately adjacent to existing Trout leases and are all within the identified Trout Core Area. The lease types are a standard provincial 5 year Petroleum and Natural Gas lease including all formations from surface to basement. These leases will also benefit from the recently announced Alberta royalty incentives, which include a 5% New Well Royalty Rate for the first year of production.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COUGAR OIL AND GAS CANADA INC.

Date: August 13, 2010	By: /s/ William S. Tighe
Name: William S. Tighe
Title: Chairman of the Board